  UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2015

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 30, 2015, announcing STMicroelectronics’ 2015 first quarter financial results.

PR No. C2778C

STMicroelectronics
Reports 2015 First Quarter Financial Results

•	Net revenues of $1.71 billion and gross margin of 33.2%
•	Free cash flow of $41 million*
•	Stable cash dividend of $0.40 per common share payable in equal quarterly installments to be proposed to the 2015 Annual General Meeting of Shareholders

Geneva, April 30, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the first quarter ended March 28, 2015.

First quarter net revenues totaled $1.71 billion, gross margin was 33.2%, and net loss was $0.03 per share.

“As expected, the start of the year reflected seasonal softness. Additionally, revenues in the first quarter were affected by the anticipated currency impact on the portion of our euro-denominated revenues, and by lower sales of components for PC applications, both particularly affecting our SP&A segment revenue performance,” commented ST President and CEO Carlo Bozotti.

“Although revenues came in lower than the midpoint of our first quarter outlook, gross margin was well aligned with our guidance and, despite seasonal factors, ST generated positive free cash flow.

“During the quarter, we saw ST products enabling more and more of the Internet of Things as well as some of the latest flagship mobile and wearable devices: our AMOLED drivers, touchscreen controllers, pressure sensors, 6-axis motion MEMS, high-performance microphones and STM32 microcontrollers ramped production or were designed-in with global brands in exciting, new devices. The many new industry-leading products we introduced during 2014 are steadily increasing our footprint with customers and starting to bring results.”

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(*)Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (Million US$)	Q1 2015	Q4 2014	Q1 2014
Net Revenues	1,705	1,829	1,825
Gross Margin	33.2%	33.8%	32.8%
Operating Income (Loss), as reported	(19)	38	(4)
Net Income (Loss), attributable to parent company	(22)	43	(24)

Non-U.S. GAAP* (Million US$)	Q1 2015	Q4 2014	Q1 2014
Operating Income (Loss) before impairment and restructuring charges	10	58	8
Operating Margin before impairment and restructuring charges	0.6%	3.2%	0.4%

First Quarter Review

First quarter revenues were slightly better than ST’s usual seasonality decreasing 6.8% on a sequential basis, although reflecting the impact of the U.S. dollar strengthening on about 15% of our revenues that are Euro-denominated and lower sales of components for PC applications than anticipated.

On a year-over-year basis, first quarter revenues decreased 6.6% and, excluding legacy ST-Ericsson products and the one-time $15 million payment to ST from a patent settlement benefiting the Analog & MEMS (AMS) product line within the SP&A segment in the year-ago quarter, decreased 3.6%.

Microcontroller, Memory, and Secure MCU (MMS) led the product lines with year-over-year revenue growth of 8.0%.

On a year-over-year basis by region of shipment, Greater China & South Asia, EMEA and the Americas decreased by 3.7%, 3.8%, and 3.9%, respectively. Japan & Korea revenues were lower by 22.2% mainly driven by the decline of legacy ST-Ericsson products.

First quarter gross profit was $566 million and gross margin was 33.2%. Gross margin improved 40 basis points year-over-year, benefiting from manufacturing efficiencies and favorable currency effects, net of hedging, partially offset by price pressure and by about 80 basis points of unused capacity charges mainly related to manufacturing capacity in digital technology. Gross margin decreased 60 basis points sequentially due to price pressure partially offset by favorable currency effects, net of hedging. In the first quarter of 2015, unused capacity charges, largely related to digital technology, had a negative impact on the gross margin of about 110 basis points.

Combined R&D and SG&A expenses were $591 million compared to $606 million in the year-ago quarter mainly due to favorable currency effects, net of hedging. On a sequential basis, combined R&D and SG&A expenses decreased 3.3% benefiting from a lower number of days in the quarter and favorable currency effects, net of hedging.

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 (*)Operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. Please refer to Attachment A for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

First quarter other income & expenses, net, registered income of $35 million mainly due to R&D funding.

Impairment and restructuring charges in the first quarter were $29 million compared to $12 million in the year-ago quarter and $20 million in the prior quarter principally due to the ongoing EPS restructuring plan targeting $100 million in annualized cost savings.

First quarter operating income before impairment and restructuring charges was $10 million compared to income of $8 million in the year-ago quarter.

First quarter net loss was $22 million or $(0.03) per share, compared to a net loss per share of $(0.03) in the year-ago quarter and a net income of $0.05 in the prior quarter. On an adjusted basis, ST’s non-U.S. GAAP net income per share was $0.01 in the first quarter compared to a net loss per share of $(0.01) in the year-ago quarter and a net income of $0.07 in the prior quarter.*

For the first quarter of 2015, the effective average exchange rate for the Company was approximately $1.23 to €1.00 compared to $1.35 to €1.00 for the first quarter of 2014 and $1.29 to €1.00 for the fourth quarter of 2014.

Quarterly Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q1 2015	Q4 2014	Q1 2014
Analog & MEMS (AMS)	255	266	304
Automotive (APG)	434	436	445
Industrial & Power Discrete (IPD)	430	462	442
Sense & Power and Automotive Products (SP&A)	1,119	1,164	1,191
Digital Product Group (DPG) (a)	207	259	282
Microcontroller, Memory & Secure MCU (MMS)	374	388	346
Other EPS	-	13	-
Embedded Processing Solutions (EPS)	581	660	628
Others	5	5	6
Total	1,705	1,829	1,825

(a) Effective January 1, 2015, the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups were combined under one single organization, called Digital Product Group (DPG).

Net Revenues By Market Channel (%)	Q1 2015	Q4 2014	Q1 2014
Total OEM	70%	68%	70%
Distribution	30%	32%	30%

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(*)Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Quarterly Revenues and Operating Results by ST Product Segment

Commencing January 1, 2015, unused capacity charges have been allocated to the associated product segments. Comparative numbers have been restated accordingly.

Operating Segment (Million US$)	Q1 2015 Net Revenues	Q1 2015 Operating Income (Loss)	Q4 2014 Net Revenues	Q4 2014 Operating Income (Loss)	Q1 2014 Net Revenues	Q1 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,119	72	1,164	98	1,191	101
Embedded Processing Solutions (EPS)	581	(64)	660	(34)	628	(82)
Others (a)	5	(27)	5	(26)	6	(23)
TOTAL	1,705	(19)	1,829	38	1,825	(4)

(a) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $29 million, $20 million, and $12 million of impairment, restructuring charges, and other related closure costs in the first quarter of 2015 and fourth and first quarters of 2014, respectively.

Sense & Power and Automotive Products first quarter net revenues decreased 6.0% compared to the year-ago quarter mainly due to lower AMS sales. SP&A revenues decreased 3.9% sequentially, mainly due to lower IPD sales related to power supply components for PC applications. SP&A operating margin, including unused capacity charges, decreased to 6.4% in the 2015 first quarter compared to 8.5% and 8.4% in the year-ago and prior quarter, respectively, mainly due to lower revenues.

Embedded Processing Solutions first quarter net revenues reflected mixed results, with strong year-over-year growth for MMS of 8.0% more than offset by the decrease of ST-Ericsson legacy products and lower DPG revenues. EPS revenues decreased 7.4% and 12.0% on a year-over-year and sequential basis, respectively, mainly due to lower DPG sales. First quarter EPS operating margin, including unused capacity charges, was negative 11.1%. Despite lower sales and higher unused capacity charges, EPS operating margin improved from negative 13.1% in the year-ago quarter mainly due to lower operating expenses from favorable currency effects and higher R&D funding. First quarter operating margin decreased from negative 5.1% in the prior quarter mainly due to lower sales partially offset by lower unused capacity charges.

“Our cost savings program within the EPS organization remains on track and, as anticipated, we will end our participation in the IBM Technology Development Alliance at the end of the second quarter,” said Jean-Marc Chery, ST Chief Operating Officer.

Cash Flow and Balance Sheet Highlights

Free cash flow improved to $41 million in the first quarter compared to negative $51 million in the year-ago quarter.*

Capital expenditure payments, net of proceeds from sales, were $89 million during the first quarter of 2015 compared to $112 million in the year-ago quarter.

Inventory was $1.19 billion at quarter end, down 6% from the prior quarter. Inventory in the first quarter of 2015 was at 3.8 turns or 95 days.

In the first quarter, the Company paid cash dividends totaling $82 million.

ST’s net financial position was $512 million at March 28, 2015 compared to $550 million at December 31, 2014.* ST’s financial resources equaled $2.29 billion and total debt was $1.78 billion at March 28, 2015.

Total equity, including non-controlling interest, was $4.76 billion at quarter end.

Second Quarter 2015 Business Outlook

Mr. Bozotti commented, “In the second quarter, we expect to increase our revenues by about 3.5% sequentially, with most of our product groups contributing. Gross margin is anticipated to increase by about 60 basis points to 33.8%, including existing hedging contracts significantly mitigating the positive impact from currency.”

Second quarter 2015 revenues are expected to increase about 3.5% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the second quarter is expected to be about 33.8%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2015 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 27, 2015.

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 (*)Free cash flow and net financial position are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Key Summary Financial Information

Commencing January 1, 2015, the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups were combined under one single organization, called Digital Product Group (DPG).

Revenues (Million US$)	Q1 2014	Q2 2014	Q3 2014	Q4 2014	FY 2014	Q1 2015
Digital Product Group (DPG)	282	259	286	259	1,086	207

Reflecting the allocation of unused capacity charges to the associated product segments as of January 1, 2015, the Company has reclassified prior period operating income (loss).

Operating Income (Loss) (Million US$)	Q1 2014	Q2 2014	Q3 2014	Q4 2014	FY 2014	Q1 2015
Sense & Power and Automotive Products (SP&A)	101	125	111	98	435	72
Embedded Processing Solutions (EPS)	(82)	10	(38)	(34)	(144)	(64)

Recent Corporate Developments

•
On March 6, ST closed the agreement with Enel Green Power to transfer its equity stake in 3Sun, a joint venture in photovoltaic panels manufacturing. ST paid €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the joint venture.

•
On March 27, ST announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders which will be held in Amsterdam, the Netherlands, on May 27, 2015. The main resolutions, proposed by the Supervisory Board, include:

o	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS);

o
The distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment;

o
The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 Annual General Meeting of Shareholders, in replacement of Mr. Jean d’Arthuys whose mandate will terminate as of the 2015 Annual General Meeting of Shareholders;

o	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 Annual General Meeting of Shareholders; and

o	The appointment of Ernst & Young Accountants LLP as the Company’s external auditor for the 2016-2019 financial years.

The complete agenda and all relevant detailed information concerning the 2015 Annual General Meeting of Shareholders, as well as all related AGM materials are available on the Company’s website (www.st.com).

Q1 2015 – Product and Technology Highlights

Embedded Processing Solutions (EPS)

Digital Products (DPG)
•	Began delivering to a European customer the latest Ultra-HDp60 quad-core Cannes and Monaco-family systems-on-chip ICs;
•	Captured multiple design wins globally for Liege family of set-top box processors;
•	Successfully demonstrated full RDK-B gateway software and DOCSIS® 3.1 real-time communication over standard COAX and device interoperability tests;
•	Presented operating turnkey cable modem, cable data gateway, and interactive set-top-box reference designs for transitioning DOCSIS 2.0 to DOCSIS 3.0 / C-DOCSIS in China;
•	Cooperated with key middleware partner iPanel on solutions for next-generation digital migration in China.

Microcontroller, Memory and Secure MCU (MMS)
•	Ramped production of STM32 for latest Samsung Galaxy smartphones;
•	Earned important wins for STM32 in a Bluetooth-connected accessory for tablets and for two STM32s in the high-end fitness band at key global OEMs;
•
Extended the STM32 portfolio with ultra-low-power, high-performance STM32L4 series that, on announcement, offered the industry’s most efficient ultra-low-power microcontroller; the F0 Value line with USB and bigger Flash; and the F3 series with richer peripherals and larger memories. We now offer over 600 STM32 part numbers;

•	Joined with ams to launch breakthrough reference design for secure contactless NFC transactions and mobile payments in phones and wearables with tiny antennas;
•	Announced a new family of NFC/RFID Tags with EEPROM memory density spanning from 512bits up to 64Kbit;
•	Captured NFC Tag in a next-generation headset at a major audio-equipment OEM.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Ramped production of high-end touch-screen controller and barometer for latest Samsung Galaxy smartphones;
•	Announced adoption of control devices and micro-mirrors for Perceptual Computing initiatives at Intel and started production for several end customers;
•	Delivered in high volume, high-performance analog microphone to a leading smartphone brand and started production of a microphone to be used in PCs for a key American manufacturer;
•	Ramped production of ultra-low-power 6-axis motion sensor for a wearable application from a global brand and earned greatest share of a socket with a top Chinese brand;
•	Began ramping production of 6-axis ultra-low-power MEMS accelerometer and gyroscope for Samsung Galaxy smartphones;
•	Started production ramp for several inertial sensors in car-navigation and telematics applications in Korea, Europe and the US;
•	Won a socket for Bluetooth Low-Energy wireless-network processor for an industrial application from a top European manufacturer;
•	Introduced the world’s first sensor to provide a direct digital output of the Ultraviolet Index (UVI) for Mobile, Wearable, and IoT Applications;
•	Announced leadership of European Research Project to develop next-generation optical-MEMS technologies.

Automotive (APG)
•	Won design awards for latest-generation car-radio processor with important manufacturers in Korea and Greater China;
•	Landed a first socket in car audio with an important Korean consumer brand supplying to a key European car maker;
•	Received an award for a class D car-audio amplifier with Japanese consumer supplier;
•	Awarded the microcontroller socket for an e-bike from a key European Tier 1;
•	Captured multiple mass-market awards in Europe and China for the SPC5 family of MCUs;
•	Earned additional sockets for a next-generation Advanced Driver Assistance System with a major European carmaker;
•	Designed into an existing Gen2 electronic variable orifice ASSP that moderates hydraulic fluid pressure for power steering in a large European supplier;
•	Earned multiple wins for several European-leaders’ Tier1 platforms with our latest-generation VIPower technology.

Industrial and Power Discrete (IPD)
•	Ramped production of AMOLED driver for latest Samsung Galaxy smartphones;
•	Gained several design wins for low-voltage MOSFETs in a Power Supply for game-console applications with a global manufacturer;
•	Continued to gain traction with RF Integrated Passive Devices for smartphone- and IoT-related applications with leading global brands;
•	Revealed, with Flextronics, world’s first plug-in charger platform with zero no-load power consumption;
•	Secured sockets for high-voltage MOSFETs in Ultra-High-Definition-Display applications from leading manufacturer in Korea;
•
Captured sockets for a kit solution (power-factor controller, resonant controller, and synchronous rectification controller) for a desktop power-supply application with a Chinese multinational computer technology company;

•	Won designs for a DC-DC converter for powering AMOLED displays for a new tablet platform with a Korean market leader;
•	Landed a win for high-voltage IGBTs for an induction-heating application with a major Chinese customer;
•	Awarded sockets for a high-voltage resonant controller with three major TV switched-mode power-supply makers in Greater China;
•	Earned wins for energy-saving high-voltage power converters (VIPerPlus) from several mass-market customers in Greater China;
•	Captured key power-rectifier and protection-device sockets for a broad range of automotive applications with leading manufacturers.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•The loading and the manufacturing performance of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

 Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the SEC on March 3, 2015. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

 STMicroelectronics Conference Call and Webcast Information

On April 30, 2015, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the first quarter of 2015.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until May 15, 2015.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company’s net revenues were $7.40 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

(tables attached)

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 28,	March 29,
	2015	2014

Net sales	1,693	1,801
Other revenues	12	24
NET REVENUES	1,705	1,825
Cost of sales	(1,139)	(1,226)
GROSS PROFIT	566	599
Selling, general and administrative	(222)	(228)
Research and development	(369)	(378)
Other income and expenses, net	35	15
Impairment, restructuring charges and other related closure costs	(29)	(12)
Total Operating Expenses	(585)	(603)
OPERATING LOSS	(19)	(4)
Interest expense, net	(5)	(2)
Income (loss) on equity-method investments	4	(8)
Gain on financial instruments, net	-	1
LOSS BEFORE INCOME TAXES	(20)	(13)
AND NONCONTROLLING INTEREST
Income tax expense	(1)	(9)
NET LOSS	(21)	(22)
Net loss (income) attributable to noncontrolling interest	(1)	(2)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(22)	(24)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.03)	(0.03)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.03)	(0.03)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	874.0	890.7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 28,	December 31,	March 29,
In millions of U.S. dollars	2015	2014	2014
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,949	2,017	1,744
Short-term deposits	-	-	1
Marketable securities	338	334	-
Trade accounts receivable, net	971	911	1,112
Inventories	1,193	1,269	1,331
Deferred tax assets	96	97	130
Assets held for sale	34	33	-
Other current assets	408	390	382
Total current assets	4,989	5,051	4,700
Goodwill	76	82	90
Other intangible assets, net	184	193	228
Property, plant and equipment, net	2,468	2,647	3,066
Non-current deferred tax assets	385	386	222
Long-term investments	58	69	72
Other non-current assets	552	576	639
	3,723	3,953	4,317
Total assets	8,712	9,004	9,017

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	200	202	225
Trade accounts payable	706	597	764
Other payables and accrued liabilities	860	841	866
Dividends payable to stockholders	14	87	4
Accrued income tax	38	39	51
Total current liabilities	1,818	1,766	1,910
Long-term debt	1,575	1,599	908
Post-employment benefit obligations	367	392	366
Long-term deferred tax liabilities	10	10	10
Other long-term liabilities	181	182	148
	2,133	2,183	1,432
Total liabilities	3,951	3,949	3,342
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,157	1,157	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,847,920 shares issued, 874,019,201 shares outstanding)
Capital surplus	2,749	2,741	2,587
Retained earnings	795	817	1,052
Accumulated other comprehensive income	332	613	1,024
Treasury stock	(334)	(334)	(212)
Total parent company stockholders' equity	4,699	4,994	5,607
Noncontrolling interest	62	61	68
Total equity	4,761	5,055	5,675
Total liabilities and equity	8,712	9,004	9,017

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2015	Q4 2014	Q1 2014

Net Cash from operating activities	149	311	53
Net Cash used in investing activities	(108)	(103)	(39)
Net Cash used in financing activities	(102)	(317)	(105)
Net Cash decrease	(68)	(113)	(92)

Selected Cash Flow Data (in US$ millions)	Q1 2015	Q4 2014	Q1 2014

Depreciation & amortization	175	199	205
Net payment for Capital expenditures	(89)	(108)	(112)
Dividends paid to stockholders	(82)	(90)	(85)
Change in inventories, net	18	(30)	6

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2015 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	566	(19)	(22)	(0.03)
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(1)
Non-U.S GAAP	566	10	6	0.01

Q4 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	619	38	43	0.05
Impairment & Restructuring		20	20
Estimated Income Tax Effect			(2)
Non-U.S GAAP	619	58	61	0.07

Q1 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	599	(4)	(24)	(0.03)
Impairment & Restructuring		12	12
Estimated Income Tax Effect			(1)
Non-U.S GAAP	599	8	(13)	(0.01)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	March 28, 2015	December 31, 2014	March 29, 2014
Cash and cash equivalents	1,949	2,017	1,744
Marketable securities	338	334	-
Short-term deposits	-	-	1
Total financial resources	2,287	2,351	1,745
Short-term debt	(200)	(202)	(225)
Long-term debt	(1,575)	(1,599)	(908)
Total financial debt	(1,775)	(1,801)	(1,133)
Net financial position	512	550	612

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding proceeds from the sale of marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q1 2015	Q4 2014	Q1 2014
Net cash from operating activities	149	311	53
Net cash used in investing activities	(108)	(103)	(39)
Proceeds from sale of marketable securities and net cash variation for joint ventures deconsolidation	-	-	(65)
Free cash flow	41	208	(51)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 30, 2015	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services